Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for

the Fiscal Fourth Quarter and the Fiscal Year 2010

SHANGHAI, February 8, 2011 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results that are prepared in accordance with General Accepted Accounting Principles (GAAP) for the fiscal fourth quarter and the fiscal year ended December 31, 2010.

The results for the fiscal quarter ended December 31, 2010 are as follows:

•

Revenue was $31.6 million, a sequential decrease of 18.1% from $38.6 million for the third quarter of fiscal year 2010, and a 14.1% increase from $ 27.7 million for the fourth quarter of fiscal year 2009.

•	Gross margin was 31.8%, compared to 34.7% for the third quarter of fiscal year 2010 and 31.2% for the fourth quarter of fiscal year 2009.

•

Operating expenses were $5.9 million, compared to $5.9 million for the third quarter of fiscal year 2010 and $6.0 million for the fourth quarter of fiscal year 2009. Operating expenses for the fourth quarter of fiscal year 2010 included share-based compensation expenses of $554 thousand, as compared to $561 thousand and $369 thousand for the third quarter of fiscal year 2010 and for the fourth quarter of fiscal year 2009, respectively.

•

Operating profit was $4.1 million, or 13.0% of revenue, compared to $7.4 million, or 19.3% of revenue, for the third quarter of fiscal year 2010 and $2.7 million, or 9.7% of revenue, for the fourth quarter of fiscal year 2009.

•

Net income was $3.8 million, compared to $7.0 million for the third quarter of fiscal year 2010 and $3.5 million for the fourth quarter of fiscal year 2009. Net income on a non-GAAP basis, or non-GAAP net income, was $4.5 million, compared to $7.4 million for the third quarter of fiscal year 2010 and $3.3 million for the fourth quarter of fiscal year 2009.

The results for the fiscal year ended December 31, 2010 are as follows:

•	Revenue was $132.8 million, an increase of 31.7% from $100.8 million from fiscal year 2009.

•	Gross margin was 32.8%, compared to 25.4% for fiscal year 2009.

•

Operating expenses were $22.1 million, compared to $19.3 million for fiscal year 2009. Operating expenses included share-based compensation expense of $1.8 million and $1.7 million for fiscal years 2010 and 2009, respectively.

•	Operating profit was $21.4 million, or 16.1% of revenue, compared to an operating profit of $6.3 million, or 6.2% of revenue, for fiscal year 2009.

•	Net income was $20.4 million, compared to a net income of $6.9 million for fiscal year 2009. Non-GAAP net income was $21.6 million, compared to $8.4 million for fiscal year 2009.

“We are pleased to report our Q4 2010 results with over 14% revenue growth and 34% non-GAAP net income growth when compared to Q4 2009,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “Looking forward to 2011, we remain focused on leveraging our analog design and manufacturing capability in China to drive revenue growth and share gain in the power IC market segment across our linear, AC/DC and DC/DC product lines.”

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward looking, and actual results may differ materially. BCD Semiconductor undertakes no obligation to update these statements.

Revenue for the first quarter of fiscal year 2011 is expected to be in the range of $30 to $31 million, representing growth of approximately 5% to 8% when compared to Q1 2010. Gross margin is expected to be in the range of 29.5% to 30.5% for the first quarter of fiscal year 2011. Total ADS shares outstanding on a fully-diluted basis at the end of the first quarter are expected to be approximately 21.9 million.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal fourth quarter and the fiscal year ended December 31, 2010 and our outlook for the first quarter of 2011 and other business matters today, February 8, 2011 at 2:00 pm PT / 5:00 pm ET. To participate in the live call, analysts and investors should dial 866-242-1388 (or +61 2 8823 6760 if dialing from outside the U.S.A.). The conference ID number is 40353872. A live webcast of the call will also be available in the “Event Calendar” section of the company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335 (or +61 2 8235 5000 if dialing from outside the U.S.A.) The conference ID number is 40353872.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment,

beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, and ADSs, and other statements under the section titled “Business Outlook.” Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form F-1 initially filed on January 5, 2011, as amended and supplemented by subsequent filings of the Form F-1 and our 424(b) filing, and other filings with the SEC. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP net income. These supplemental measures exclude share-based compensation expenses that are non-cash charges and gain or loss on warrant valuation. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. The company’s broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. The company offers system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.The following consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Investor Contact:

Tom Krause

IR@bcdsemi.com

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets—GAAP

(in thousands of US dollars)

(Unaudited)

	December 31, 2009	September 30, 2010	December 31, 2010
ASSETS
CURRENT ASSETS
Cash	$32,205	$34,928	$44,717
Restricted cash	6,357	7,658	6,355
Account receivable, net	13,692	22,365	14,745
Inventories	15,659	19,827	24,188
Excess value-added tax paid	1,145	1,135	2,606
Deferred offering expenses	0	1,270	1,957
Prepaid expenses and other current assets	3,072	4,146	4,182

Total current assets	72,130	91,329	98,750

PROPERTY, PLANT AND EQUIPMENT, NET	21,022	29,974	31,512
LAND USE RIGHT, NET	2,957	2,979	2,997
INVESTMENT IN EQUITY SECURITIES	1,539	1,568	1,587
OTHER ASSETS	2,151	2,083	2,176

TOTAL	$99,799	$127,933	$137,022

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$8,578	$7,969	$12,040
Account payable	16,102	20,105	18,360
Note payable	10,878	14,296	15,930
Accrued expenses	4,937	5,820	6,635
Payable for purchase of property, plant and equipment	1,167	1,700	763
Withholding tax liability	1,763	1,806	1,790
Warrant liability	2,011	1,260	1,398
Other current liabilities	1,590	2,729	2,497

Total current liabilities	47,026	55,685	59,413

OTHER LIABILITIES
Deferred rent-noncurrent	139	115	108
Performance obligation	3,016	3,073	3,109
Obligation under capital lease-noncurrent	323	278	270

Total other liabilities	3,478	3,466	3,487

Total liabilities	50,504	59,151	62,900

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569	90,569	90,569

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares	17	17	17
Additional paid-in capital	11,201	12,518	13,083
Accumulated other comprehensive income	5,752	7,259	8,259
Accumulated deficit	(58,244)	(41,581)	(37,806)

Total shareholders’ equity (capital deficiency)	(41,274)	(21,787)	(16,447)

TOTAL	$99,799	$127,933	$137,022

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income—GAAP

(in thousands of US dollars, except percentages)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010
NET REVENUE
IC products	$25,168	$35,528	$29,149	$92,092	$123,081
Foundry Services	2,500	3,041	2,412	8,752	9,749

Total net revenue	27,668	38,569	31,561	100,844	132,830

COST OF REVENUE
IC products	17,949	23,829	20,350	70,814	84,807
Foundry Services	1,080	1,361	1,171	4,416	4,517

Total Cost of revenue	19,029	25,190	21,521	75,230	89,324

GROSS PROFIT	8,639	13,379	10,040	25,614	43,506
	31.2%	34.7%	31.8%	25.4%	32.8%
OPERATING EXPENSES
Research and development	1,838	1,919	1,938	6,244	7,548
Selling and marketing	1,685	1,923	1,974	5,422	7,063
General and administrative	2,440	2,098	2,014	7,661	7,473

Total operating expenses	5,963	5,940	5,926	19,327	22,084

INCOME FROM OPERATIONS	2,676	7,439	4,114	6,287	21,422
	9.7%	19.3%	13.0%	6.2%	16.1%
OTHER INCOME (EXPENSE)
Interest income and expenses	7	(37)	(56)	(339)	(144)
Other income, net	486	28	56	383	433

Other income (expenses), net	493	(9)	0	44	289

INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	3,169	7,430	4,114	6,331	21,711
INCOME TAX EXPENSE (BENEFIT)	(289)	420	339	(577)	1,274

NET INCOME	$3,458	$7,010	$3,775	$6,908	$20,437

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income

(in thousands of US dollars)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010
GAAP net income	$3,458	$7,010	$3,775	$6,908	$20,437

Share-based compensation:
Cost of revenue	27	35	46	147	121
Research and development	57	55	46	225	181
Selling, general and administrative	286	471	462	1,286	1,449

Total share-based compensation	369	561	554	1,658	1,751
Gain or loss on valuation of warrant liability	(495)	(217)	138	(145)	(613)

Non-GAAP net income	$3,333	$7,354	$4,467	$8,421	$21,575